BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO SHAREHOLDERS

BRF S.A. (“BRF” or “Company”) (BOVESPA: BRFS3; NYSE: BRFS), in accordance with the Notice to Shareholders disclosed on February 25, 2016 (the “Notice”), hereby informs that, due to repurchases of shares held under the Company’s Share Buyback Program, as approved on February 26, 2016, the amount per outstanding share to be paid to the Company’s shareholders on April 1st, 2016, as complementary dividends, is now adjusted to R$ 0.121750998 per outstanding share, remaining unchanged the other information contained in the Notice.

São Paulo, March 10, 2016

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer